THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR DEPOSITING YOUR SHARES OR DRS STATEMENTS IN CONNECTION WITH THE PROPOSED PLAN OF ARRANGEMENT INVOLVING CANNEX CAPITAL HOLDINGS INC., ITS SECURITYHOLDERS, 4FRONT CORP. AND 1196260 B.C. LTD.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY BY REGISTERED SHAREHOLDERS. SHAREHOLDERS WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY, TRUSTEE OR OTHER NOMINEE SHOULD CONTACT THAT NOMINEE FOR ASSISTANCE IN DEPOSITING THOSE COMMON SHARES AND SHOULD FOLLOW THE INSTRUCTIONS OF SUCH NOMINEE IN ORDER TO DEPOSIT THEIR SHARES.

If you have any questions or require more information with regard to the procedures for completing this Letter of Transmittal, please contact the Depositary at (403) 237-6111 or 1-877-537-6111 (Toll Free). You can email the Depositary at inquiries@alliancetrust.ca.

LETTER OF TRANSMITTAL
FOR SHARES OF
CANNEX CAPITAL HOLDINGS INC.

TO:	CANNEX CAPITAL HOLDINGS INC. (“CANNEX”)
AND TO:	4FRONT HOLDINGS LLC (“4FRONT”)
AND TO:	4FRONT CORP. (“NEVADA HOLDCO”)
AND TO:	1196260 B.C. LTD. (“BC NEWCO”)
AND TO:	ALLIANCE TRUST COMPANY (THE “DEPOSITARY”)

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Registered Cannex Shareholders”) of common shares (the “Cannex Common Shares”) and class A convertible restricted voting shares (the “Cannex Class A Shares” and together with the Cannex Common Shares, the “Cannex Shares”) in the capital of Cannex in connection with the proposed plan of arrangement (the “Plan of Arrangement”) involving Cannex, Nevada Holdco and BC Newco that is being submitted for approval at the special meeting of the holders of securities of Cannex scheduled to be held on April 18, 2019, or any adjournment(s) or postponement(s) thereof (the “Cannex Meeting”), as described in the management information circular of Cannex dated March 19, 2019 (the “Circular”). Holders of Cannex Shares (the “Cannex Shareholders”) are referred to the Notice of Meeting of Securityholders and the Circular accompanying this Letter of Transmittal. Capitalized terms used but not defined herein have the meaning set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

If the Plan of Arrangement is completed, Registered Cannex Shareholders (other than Dissenting Cannex Shareholders) who have properly completed, duly executed and delivered this Letter of Transmittal and all other required documents to the Depositary will receive (i) for each Cannex Common Share held, one Resulting Issuer Subordinate Voting Share; and (ii) for each Cannex Class A Share held, 0.0125 Resulting Issuer Proportionate Voting Share.

In no event shall any Cannex Shareholder be entitled to a fractional Resulting Issuer Subordinate Voting Share or a fractional Resulting Issuer Proportionate Voting Share. Where the aggregate number of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares to be issued to a person as consideration under or as a result of the Plan of Arrangement would result in a fraction of an Resulting Issuer Subordinate Voting Share or Resulting Issuer Proportionate Voting Share being issuable, the number of Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares to be received, as the case may be, by such securityholder shall be rounded down to the nearest whole Resulting Issuer Subordinate Voting Share and/or Resulting Issuer Proportionate Voting Share, as the case may be, and no person will be entitled to any compensation in respect of a fractional Resulting Issuer Subordinate Voting Share or Resulting Issuer Proportionate Voting Share.

This Letter of Transmittal is for use by Registered Cannex Shareholders only and is not to be used by nonregistered, beneficial holders of Cannex Shares (the “Non-Registered Holders”). A Non-Registered Holder does not have Cannex Shares registered in its name; rather, such Cannex Shares are registered in the name of the brokerage firm, bank or trust company (an “Intermediary”) through which it purchased the Cannex Shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If you are a Non- Registered Holder, you should contact your Intermediary for instructions and assistance in delivering your certificates or DRS advices representing Cannex Shares and receiving the Consideration for such Cannex Shares.

The Effective Date of the Plan of Arrangement is currently expected to occur on or about April 23, 2019, after all conditions to completion of the Plan of Arrangement have been satisfied or waived.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS. NO CONSIDERATION WILL ISSUED PRIOR TO THE EFFECTIVE TIME.

All deposits made under this Letter of Transmittal are irrevocable.

In order to receive the appropriate number of Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares that a Cannex Shareholder is entitled to receive pursuant to the Plan of Arrangement, Registered Shareholders are required to deposit the certificate(s) or DRS advice(s) representing their Cannex Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) or DRS advice(s) for Cannex Shares deposited for receipt of Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Cannex Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Plan of Arrangement. REGISTERED CANNEX SHAREHOLDERS WHO DO NOT DELIVER CERTIFICATES OR DRS STATEMENTS REPRESENTING THEIR CANNEX SHARES AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR CANNEX SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST CANNEX, 4FRONT, THE RESULTING ISSUER OR THE DEPOSITARY. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THE RIGHT TO RECEIVE ANY CONSIDERATION, INCLUDING ANY FORFEITED CONSIDERATION, SHALL BE SUBJECT TO ALL APPLICABLE ABANDONED PROPERTY, ESCHEAT OR SIMILAR LAWS IN THE UNITED STATES TO THE EXTENT SUCH LAW APPLIES TO SUCH CONSIDERATION.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. If Cannex Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Cannex Shareholder. See Instruction 2. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

In connection with the Plan of Arrangement being considered for approval at the Cannex Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) or DRS advice(s) representing Cannex Shares, details of which are as follows:

Class of Cannex Share	Certificate Number(s)	Name in which Registered	Number of Cannex Shares Deposited

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of this duly completed and signed Letter of Transmittal and of the certificate(s) or DRS advices(s) representing the Cannex Shares deposited herewith (the “Deposited Cannex Shares”) and following the Effective Time of the Plan of Arrangement, the Depositary will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, certificate(s) or DRS Advice(s) representing the Resulting Issuer Subordinate Voting Shares and certificate(s) or DRS Advice(s) representing the Resulting Issuer Proportionate Voting Shares that the undersigned is entitled to receive under the Plan of Arrangement, or hold such certificate(s) or DRS Advice(s) for pick-up in accordance with the instructions set out in Box C below, and the certificate(s) or DRS advice(s) representing the Deposited Cannex Shares will forthwith be cancelled. If neither Box A nor Box B is completed, any certificate(s) or DRS Advice(s) representing Resulting Issuer Subordinate Voting Shares and certificate(s) or DRS Advice(s) representing Resulting Issuer Proportionate Voting Shares issued in exchange for the Deposited Cannex Shares will be issued in the name of the registered holder of the Deposited Cannex Shares and will be mailed to the address of the registered holder of the Deposited Cannex Shares as it appears on the securities register of Cannex.

The undersigned Registered Cannex Shareholder represents and warrants in favour of Cannex, 4Front, Nevada Holdco and BC Newco that: (i) the undersigned is the registered and legal owner of the Deposited Cannex Shares, has good right and title to the rights represented by the above mentioned certificates or DRS advices, and that such Deposited Cannex Shares represent all of the Cannex Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Cannex Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Cannex Shares and that, when the Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares are delivered, none of Cannex, 4Front, Nevada Holdco and BC Newco, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Cannex Shares; (iv) the Deposited Cannex Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Cannex Shares, to any other person; (v) the surrender of the Deposited Cannex Shares complies with all applicable Laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the applicable number of Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares, will discharge any and all obligations of Cannex, 4Front, Nevada Holdco and BC Newco and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Plan of Arrangement. These representations and warranties shall survive the completion of the Plan of Arrangement. The undersigned further acknowledges receipt of the Circular.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Cannex Shares other than as set out in this Letter of Transmittal and in any proxy granted for use at the Meeting. Other than in connection with the Meeting, no subsequent authority, whether as agent, attorney in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Cannex Shares by or on behalf of the undersigned.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Plan of Arrangement, all right, title and interest in the Deposited Cannex Shares and irrevocably appoints and constitutes the Depositary, each director and officer of the Resulting Issuer, and any other person designated by the Resulting Issuer in writing, as the lawful attorney of the undersigned, with full power of substitution to deliver the Deposited Cannex Shares pursuant to the Plan of Arrangement and to effect the transfer of the Deposited Cannex Shares on the books of Cannex to the extent and in the manner provided under the Plan of Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Cannex Shares contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Cannex Shares surrendered in connection with the Plan of Arrangement shall be determined by Cannex in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Cannex, 4Front, Nevada Holdco and BC Newco, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Cannex Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Cannex Shares shall be effected and the risk of loss to such Deposited Cannex Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Depositary to mail the certificate(s) or DRS Advice(s) representing Resulting Issuer Subordinate Voting Shares and the certificate(s) or DRS Advice(s) representing the Resulting Issuer Proportionate Voting Shares, respectively, that the undersigned is entitled to pursuant to the Plan of Arrangement, in exchange for the Deposited Cannex Shares, promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such certificates(s) or such certificate(s) or DRS Advice(s) representing the Resulting Issuer Proportionate Voting Shares, as applicable, for pick-up, in accordance with the instructions given below.

The undersigned acknowledges that if the Plan of Arrangement is completed, the delivery of Deposited Cannex Shares pursuant to this Letter of Transmittal is irrevocable. If the Plan of Arrangement is not completed or proceeded with, the enclosed certificate(s) or DRS advice(s) representing the Deposited Cannex Shares and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or Box B, as applicable, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Cannex.

It is understood that the undersigned will not receive the Consideration under the Plan of Arrangement in respect of the Deposited Cannex Shares until the certificate(s) or DRS advice(s) representing the Deposited Cannex Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited Cannex Shares in connection with the Plan of Arrangement.

The undersigned acknowledges that the Resulting Issuer and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Cannex Shareholder under the Plan of Arrangement and from all dividends or other distributions otherwise payable to any former Cannex Shareholder such amounts as Cannex or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former Cannex Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Plan of Arrangement, including any elections to be made in respect thereof.

The undersigned represents and warrants that the undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of an investment in the Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares.

If the undersigned is a citizen or resident of the United States, the undersigned represents and warrants that the undersigned understands and acknowledges that the Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares to be issued pursuant to the Plan of Arrangement will not be registered under the provisions of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any applicable U.S. federal or state securities laws in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

The Resulting Issuer Shares to be held by Cannex Shareholders following completion of the Plan of Arrangement, and full satisfaction of the conditions set forth by the U.S. Securities and Exchange Commission with respect to an exemption under Section 3(a)(10) of the U.S. Securities Act, will be freely tradable in the U.S. under U.S. federal securities laws, except by persons who are deemed “affiliates” of the Resulting Issuer at the time of their proposed transfer or within 90 days prior to their proposed transfer or who have been “affiliates” of 4Front or Cannex within 90 days of the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally as well as executive officers, directors, and principal shareholders of the issuer. Any resale of such Resulting Issuer Shares, as applicable, by such an affiliate may be subject to the registration requirements of the U.S. Securities Act and any applicable U.S. federal or state securities laws, absent an exemption therefrom (including the exemption provided by Rule 144 of the U.S. Securities Act). It is not intended for the Resulting Issuer Subordinate Voting Shares or Resulting Issuer Proportionate Voting Shares to be listed on any United States stock exchange or quoted on an over- the-counter market in the U.S. For further information on United States securities law matters, please see the Circular.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Cannex Shares pursuant to the Plan of Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de méme que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

This Letter of Transmittal will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

BOX A

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone - Business Hours)

____
(Social Insurance or Taxpayer Identification Number)

BOX B

To be completed ONLY if the Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares to which the undersigned is entitled pursuant to the Plan of Arrangement are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A *(please print or type)*

☐ Same address as Box A; or

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BOX C

☐ FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THE CANNEX SHARES WERE DEPOSITED

BOX D – U.S. STATUS

All Registered Cannex Shareholders must place an "X" in the applicable box below.

☐ The Registered Cannex Shareholder is not a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

☐ The Registered Cannex Shareholder is a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

INSTRUCTIONS

1. Use of Letter of Transmittal

a)

Registered Cannex Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

b)

This Letter of Transmittal properly completed and duly signed (or an originally signed facsimile copy thereof) together with accompanying certificate(s) or DRS advice(s) representing the Cannex Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal. In order to receive the Consideration under the Plan of Arrangement for the Deposited Cannex Shares, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible. Cannex Shareholders who do not deliver all required documents, including the certificates or DRS advice(s) representing their Cannex Shares to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration in exchange for their Cannex Shares. Notwithstanding anything to the contrary herein, the right to receive any Consideration, including any forfeited Consideration, shall be subject to all applicable abandoned property, escheat or similar laws in the United States to the extent such law applies to such Consideration.

c)

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) or DRS advice(s) representing Cannex Shares and all other required documents is at the option and risk of the Registered Cannex Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. Cannex recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Non-Registered Holders whose Cannex Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Cannex Shares. Delivery to an office other than to the specified office of the Depositary does not constitute delivery for this purpose.

d)

Cannex reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

e)

If the certificate(s) or DRS Advice(s) representing the Resulting Issuer Subordinate Voting Shares or the certificate(s) or DRS Advice(s) representing the Resulting Issuer Proportionate Voting Shares are to be issued in the name of a person other than the person(s) signing this Letter of Transmittal under Box F or if certificate(s) or DRS Advice(s) representing the Resulting Issuer Subordinate Voting Shares or the certificate(s) or DRS Advice(s) representing the Resulting Issuer Proportionate Voting Shares are to be mailed to someone other than the person(s) signing this Letter of Transmittal under Box F or to the person(s) signing this Letter of Transmittal under Box F at an address other than that which appears on the securities register of Cannex, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B).

2. Signatures

This Letter of Transmittal must be completed and signed by the Registered Cannex Shareholder(s) in Box F or by such Registered Cannex Shareholder’s duly authorized representative (in accordance with Instruction 4).

a)

If this Letter of Transmittal is signed by the Registered Cannex Shareholder(s) of the accompanying certificate(s) or DRS advice(s) representing the Deposited Cannex Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or DRS advice(s) without any change whatsoever, and the certificate(s) or DRS advice(s) representing the Deposited Cannex Shares need not be endorsed. If such deposited certificate(s) or DRS advice(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal (Box F).

b)

If this Letter of Transmittal is signed on behalf of a Registered Cannex Shareholder by a person other than the registered holder(s) of the accompanying certificate(s) or DRS advice(s) representing the Deposited Cannex

Shares, or if the certificates(s) or DRS Advice(s) representing Resulting Issuer Subordinate Voting Shares or the certificate(s) or DRS Advice(s) representing Resulting Issuer Proportionate Voting Shares are to be issued to a person other than the Registered Cannex Shareholder(s):

i.

such deposited certificate(s) or DRS advice(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the Registered Cannex Shareholder(s); and

ii.

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name of the Registered Cannex Shareholder(s) as registered or as appearing on the certificate(s) or DRS advice(s) representing the Deposited Cannex Shares and must be guaranteed as noted in Instruction 3 below.

c)

If any of the Deposited Cannex Shares are registered in different names on several certificates or DRS advice(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Cannex Shares.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Cannex Shares or if the Consideration is to be issued or delivered in a name other than to the registered holder(s) of the Deposited Cannex Shares, such signature(s) must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program, (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representativesand Authorizations

Where this Letter of Transmittal or share transfer power(s) of attorney is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Each of Cannex, 4Front, Nevada Holdco, BC Newco or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Delivery Instructions

If neither Box A nor Box B is completed, any certificate(s) or DRS Advice(s) representing Resulting Issuer Subordinate Voting Shares and any certificate(s) or DRS Advice(s) representing Resulting Issuer Proportionate Voting Shares, respectively, issued in exchange for the Deposited Cannex Shares will be issued in the name of the registered holder(s) of the Deposited Cannex Shares and will be mailed to the address of the registered holder(s) of the Deposited Cannex Shares as it appears on the securities register of Cannex. Otherwise, the certificate(s) or DRS Advice(s) representing Resulting Issuer Subordinate Voting Shares and the certificate(s) or DRS Advice(s) representing Resulting Issuer Proportionate Voting Shares, respectively, to be issued in exchange for the Deposited Cannex Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any certificate(s) or DRS Advice(s) representing Resulting Issuer Subordinate Voting Shares and any certificate(s) or DRS Advice(s) representing Resulting Issuer Proportionate Voting Shares, respectively, is to be held for pick-up at the offices of the Depositary, complete Box C. Any certificates or DRS Advice(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7. Lost Certificates

In the event any certificate representing Cannex Shares shall have been lost, stolen, mutilated or destroyed, this Letter of Transmittal should be completed as fully as possible and the holder claiming such certificate to be lost, stolen, mutilated or destroyed must contact the Company who will send you an Affidavit of Lost Certificate and any additional documentation that you must complete in order to effectively surrender lost, stolen, mutilated or destroyed Certificate in order for the Depositary to deliver the Consideration that such holder is entitled to receive in accordance with the Plan of Arrangement.

When authorizing such delivery, the holder to whom the Consideration is to be delivered shall, as a condition precedent to such delivery, give a bond satisfactory to Cannex, 4Front, the Resulting Issuer and the Depositary in such amount as Cannex, 4Front, the Resulting Issuer and the Depositary may direct, or otherwise indemnify Cannex, 4Front, the Resulting Issuer and the Depositary in a manner satisfactory to Cannex, 4Front, the Resulting Issuer and the Depositary, against any claim that may be made against Cannex, 4Front, the Resulting Issuer and the Depositary with respect to the certificate alleged to have been lost, stolen, mutilated or destroyed.

8. Direct Registration System

Resulting Issuer Subordinate Voting Shares and/or Resulting Issuer Proportionate Voting Shares issuable under the Plan of Arrangement may be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Resulting Issuer Subordinate Voting Shares and/or Resulting Issuer Proportionate Voting Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Resulting Issuer Subordinate Voting Shares and/or Resulting Issuer Proportionate Voting Shares will be held in your name and registered electronically in the Resulting Issuer’s records, which will be maintained by Alliance Trust Company (the “Transfer Agent”), in its capacity as transfer agent for the Resulting Issuer. The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen, mutilated or destroyed and it permits/enables electronic share transactions.

Upon completion of the Plan of Arrangement you may receive an initial DRS Advice acknowledging the number of Resulting Issuer Subordinate Voting Shares and/or Resulting Issuer Proportionate Voting Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request a statement at any time by contacting the Transfer Agent at inquiries@alliancetrust.ca.

At any time you may request a share certificate for all or a portion of the Resulting Issuer Subordinate Voting Shares and/or Resulting Issuer Proportionate Voting Shares held in your DRS account. Simply contact the Transfer Agent with your request. A share certificate for the requested number of Resulting Issuer Subordinate Voting Shares and/or Resulting Issuer Proportionate Voting Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information about DRS, please contact the Transfer Agent at inquiries@alliancetrust.ca.

9. Miscellaneous

a)

If the space on this Letter of Transmittal is insufficient to list all certificates or DRS advices for Deposited Cannex Shares, additional certificate or DRS advice numbers and number of Deposited Cannex Shares may be included on a separate signed list affixed to this Letter of Transmittal.

b)	If Cannex Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each differentregistration.

c)

No alternative, conditional or contingent deposits of Cannex Shares will be accepted and no fractional Resulting Issuer Subordinate Voting Shares and Resulting Issuer Proportionate Voting Shares will be issued.

d)	Additional copies of the Circular and this Letter of Transmittal may be obtained, without charge, upon request from the Depositary at the address set out on the back of this Letter of Transmittal.

e)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

f)

The holder of the Deposited Cannex Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

g)	Under no circumstances will interest accrue or be paid on the Consideration payable in respect of the Plan of Arrangement.

10. Representations

The representations made by the holders of Deposited Cannex Shares in this Letter of Transmittal will survive the Effective Time of the Plan of Arrangement.

Offices of the Depositary

ALLIANCE TRUST COMPANY

Inquiries:

Telephone: 1 (403) 237-6111
Toll Free: 1 (877) 537-6111
E-Mail: inquiries@alliancetrust.ca

By Mail, Hand, Courier or Registered Mail:

Suite 1010, 407-2nd Street S.W. Calgary, AB T2P 2Y3

Any questions and requests for assistance may be directed by Cannex Shareholders to the
Depositary at the telephone number and locations set out above.